Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

July 6, 2012

Susan Block

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

T.O Entertainment, Inc.

Amendment No. 2 to Current Report on Form 8-K

Filed May 24, 2012

File No. 000-53340

Dear Ms. Block:

On behalf of T.O Entertainment, Inc. (formerly IBI Acquisitions, Inc.), a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated June 6, 2012.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of the Form 8-K that you are an emerging growth company and revise your filing to:

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  We have added the following disclosure to the 8-K regarding our status as an emerging growth company:

The Company qualifies as an emerging growth company under the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted on April 5, 2012. References herein to "emerging growth company" shall have the meaning associated with it in the JOBS Act.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management's Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

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Reduced disclosure about our executive compensation arrangements.

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No non-binding advisory votes on executive compensation or golden parachute arrangements.

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Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30 th , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a Smaller Reporting Company as  an issuer that is not an investment company, an asset-backed issuer), or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

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Had a public float of less than $ 75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

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In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

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In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

We qualify as a Smaller Reporting Company, and so long as we remain a Smaller Reporting Company, we benefit from the same exemptions and exclusions as an Emerging Growth Company.  In the event that we cease to be an Emerging Growth Company as a result of a lapse of the five year period, but continue to be a Smaller Reporting Company, we would continue to be subject to the exemptions available to Emerging Growth Companies until such time as we were no longer a Smaller Reporting Company.

 The Company has elected not to opt out under Section 107(b) of the JOBS Act and, therefore, will be eligible to use extended transition periods for complying with new or revised accounting standards under Section 102(b)(1) of the Securities Act of 1933.

We have also added a risk factor regarding the effect of our election to use extended periods for complying with new or revised accounting standards, as follows:

The JOBS Act permits us to utilize an extended transition period for new or revised accounting standards, which may make it difficult to compare our financials to that of other companies.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing not to “opt out” of this provision and, as a result, we will have an extended transition period for compliance with new or revised accounting standards when they are adopted. During a transition period, it may be difficult to compare our financials to the financials of other companies that are already complying with the new or revised accounting standards.

2.

We note your response to our prior comment 1 and reissue in part. Please file executed copies of Exhibits 10.2 and 10.3 or advise.

Response: Executed copies of Exhibits 10.2 and 10.3 are filed as Exhibits to Amendment No. 3 to our 8-K report.

We have significant amount of outstanding indebtedness, page 21

3.

We note your response to our prior comment 1. Please explain here that you have 13 outstanding bank loans, which together had an outstanding principle balance of approximately $4,697,805.

Response: The disclosure has been revised to explain that we have 13 outstanding bank loans, which together had an outstanding principle balance of approximately $4,697,805.

Audited Financial Statements for the Year Ended March 31, 2011

Notes to the Financial Statements

Note 10. Convertible Bonds, page F-16

4.

We note from your response to our prior comment 10 and your revised disclosure in Note 10 that the stock price on grant date was based on prior sales of your stock. Please tell us the dates of the sales of stock that were used for the valuation and tell us the dates that the convertible bonds were issued. If the dates of the sales of stock are not relatively close to the dates of the issuance of the convertible bonds, please explain to us why you believe that the stock price used represents the fair value of your stock on the date of issuance of the convertible bonds.

Response:  The Company relied on FASB ASC Topic 718-10-55-51 by analogy as guidance in determining the stock price for nonpublic entity.  According to ASC 718, if there is an absence of an observable external market price for its shares, a nonpublic entity may use its internal price or a private transaction price if such information provides a reasonable basis to measure the grant-date fair value.  On November 17, 2006, there was a sale of stock at ¥60,000 per share.  The dates of the issuance of the convertible bonds were October 23, 2007 and October 30, 2007, and both of the bonds had a conversion price of ¥60,000 per share. Subsequently, on September 3, 2008, there was another sale of stock at ¥60,000 per share.  Since all of the transactions occurred from 2006 to 2008, management believes that this follows the guidance referred to above to establish that the fair value of the common stock was ¥60,000 per share.

As a result of your comment, we noted as result of your comment that we had the wrong price per share in the Black-Sholes information  in Note 10.  The correct price should have been ¥60,000 per share.  Note 10 has been revised to correct the error.

Note 14. Investment in Animated Films, page F-20

5.

We note from your response to our prior comment nine and your revised disclosure in Note 14 that for the year ended March 31, 2011 Projects A and B generated income of $3,190,650. In light of the fact that it appears that you have a 20% ownership interest in each of these projects, please tell us why the amount of income from unconsolidated entities recorded on the income statement of $240,176 does not equal 20% of the total income of these projects as disclosed in Note 14.

Response:  The internal accounting for projects is not done on a GAAP basis.  For financial reporting purposes, the Company makes adjustments to bring this accounting into line with US GAAP.  We have included disclosure in Note 14 regarding the fact that adjustments are made for financial reporting purposes to bring project accounting in to line with US GAAP, and we have included a table in Note 14 to show the adjustments which were made.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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